UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

China Digital TV Holding Co., Ltd.
(Name of Issuer)

Ordinary shares, par value $0.0005 per share
(Title of Class of Securities)

16938G 107
(CUSIP Number)

Credit Suisse Trust Limited,
1 Raffles Link #05-02, Singapore 039393
+65 6212 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Firstvision Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ×
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,133,168 (1)
	8.	SHARED VOTING POWER 155,418 (2)
	9.	SOLE DISPOSITIVE POWER 12,133,168 (1)
	10.	SHARED DISPOSITIVE POWER 155,418 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,877
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.87% (3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Represents: (i) 9,273,393 Ordinary Shares and 2,859,775 American Depositary Receipts ("ADRs"), par value $0.0005 per share of China Digital TV Holding Co., Ltd. (the "Ordinary Shares") held by Smart Live Group Limited ("Smart Live"), a company incorporated under the laws of British Virgin Islands. Smart Live is owned 100% by vote and value by Firstvision Limited, a company incorporated under the laws of the Commonwealth of the Bahamas. Firstvision Limited is owned 100% by vote and value by The Scott Zhu Trust which is an irrevocable trust valid under the laws of the Republic of Singapore. Mr. Jianhua Zhu ("Mr. Zhu") is the settlor of The Scott Zhu Trust. On May 3, 2017, Smart Live exercised 1,150,000 options into ADRs. Therefore, the total number of ADRs beneficially owned increased to 2,859,775.
(2) Represents 155,418 Ordinary Shares of the Issuer held by China Cast Investment Holdings Limited ("China Cast"). Each of Polar Light Group Limited ("Polar Light") and Smart Live Group Limited ("Smart Live") held 50% of the equity interest of China Cast.
(3) The percentage used herein is calculated based upon 60,297,192 Ordinary Shares of the Issuer that were issued and outstanding as of March 31, 2017 (as disclosed in the Issuer's current report on Form 20-K filed with the Securities and Exchange Commission on April 21, 2017).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse Trust Limited as trustee for The Scott Zhu Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ×
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,133,168
	8.	SHARED VOTING POWER 155,418
	9.	SOLE DISPOSITIVE POWER 12,133,168
	10.	SHARED DISPOSITIVE POWER 155,418

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,877
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.87%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Firestone Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ×
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,385,769 (1)
	8.	SHARED VOTING POWER 155,418 (2)
	9.	SOLE DISPOSITIVE POWER 12,385,769 (1)
	10.	SHARED DISPOSITIVE POWER 155,418 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,463,478
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.28% (3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Represents: (i) 9,273,393 Ordinary Shares and 3,112,376 ADRs of the Issuer held by Polar Light, a company incorporated under the laws of British Virgin Islands. Polar Light is owned 100% by vote and value by Firestone Investments Limited, a company incorporated under the laws of the Commonwealth of the Bahamas. Firestone Investments Limited is owned 100% by vote and value by the L&C Family Trust which is an irrevocable trust valid under the laws of the Republic of Singapore. Mr. Zengxiang Lu ("Mr. Lu") is the settlor of the L&C Family Trust. On May 3, 2017, Polar Light exercised 1,150,000 options into ADRs. Therefore, the total number of ADRs beneficially owned increased to 3,112,376.
(2) Represents 155,418 Ordinary Shares of the Issuer held by China Cast. Each of Polar Light and Smart Live held 50% of the equity interest of China Cast.
(3) The percentage used herein is calculated based upon 60,297,192 Ordinary Shares of the Issuer that were issued and outstanding as of March 31, 2017 (as disclosed in the Issuer's current report on Form 20-K filed with the Securities and Exchange Commission on April 21, 2017).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse Trust Limited as trustee for The L&C Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ×
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,385,769
	8.	SHARED VOTING POWER 155,418
	9.	SOLE DISPOSITIVE POWER 12,385,769
	10.	SHARED DISPOSITIVE POWER 155,418

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,463,478
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 20.28%
14.	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.  Security and Issuer.
This Amendment No. 1 to Schedule 13D hereby amends and supplements the statements on Schedule 13D filed by the reporting persons with the U.S. Securities and Exchange Commission (the "SEC") on November 15, 2013 related to the Ordinary Shares of China Digital TV Holding Co., Ltd., an exempted limited liability company organized under the laws of the Cayman Islands (the "Issuer"). The principal executive office of the Issuer is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.
Item 2.  Identity and Background.
This Statement is filed jointly by (i) Firstvision Limited, (ii) Credit Suisse Trust Limited as trustee for The Scott Zhu Trust, (iii) Firestone Investments Limited, and (iv) Credit Suisse Trust Limited as trustee for The L&C Family Trust.  The reporting persons are making this single, joint filing, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.
The principal business of Firstvision Limited is to hold securities in Smart Live, an entity whose principal business is to hold the Ordinary Shares in the Issuer. The principal business of Firestone Investments Limited is to hold securities in Polar Light, an entity whose principal business is to hold the Ordinary Shares in the Issuer. The principal business of Credit Suisse Trust Limited is to act as the trustee for each of (i) The Scott Zhu Trust and (i) The The L&C Family Trust for the benefits of certain family members of the settlors of these trusts (i) Mr. Zhu and (ii) Mr. Lu, respectively.
The principal business address and the principal office address of each of Firstvision Limited and Firestone Investments Limited is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The principal business address and the principal office address of Credit Suisse Trust Limited is 1 Raffles Link #05-02, Singapore 039393.
During the last five years, none of the reporting persons has been convicted in a criminal proceeding.
During the last five years, none of the reporting persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
On April 25, 2017, Smart Live and Aurec Capital Ltd. ("Aurec Capital") entered into a Share Purchase Agreement (the "Smart Live SPA"), pursuant to which Smart Live agreed to purchase an aggregate of 1,709,775 ADRs for an aggregate consideration of US$3,077,595.00 in cash, representing a per ADR price of US$1.80. Smart Live will use available cash to purchase the above referenced shares, and no borrowed funds will be used in connection with such purchase.
On April 25, 2017, Polar Light and Aurec Capital entered into a Share Purchase Agreement (the "Polar Light SPA"), pursuant to which Polar Light agreed to purchase an aggregate of 1,709,776 ADRs for an aggregate consideration of US$3,077,596.80 in cash, representing a per ADR price of US$1.80. Polar Light will use available cash to purchase the above referenced shares, and no borrowed funds will be used in connection with such purchase.
The Smart Live SPA was filed as an exhibit to Amendment No. 1 to Schedule 13D filed by Smart Live and Mr. Zhu with the SEC on May 4, 2017 in relation to the Ordinary Shares of the Issuer. The Polar Light SPA was filed as an exhibit to Amendment No. 1 to Schedule 13D filed by Polar Light and Mr. Lu with the SEC on May 4, 2017 in relation to the Ordinary Shares of the Issuer. Reference is made to such exhibits for the complete terms of the relevant Share Purchase Agreement; these exhibits are incorporated herein by reference.
Item 4.  Purpose of Transaction.
The reporting persons might be regarded as beneficial owners of the ADRs by virtue of the purchase of such ADRs by Smart Live and Polar Light, respectively, pursuant to the transactions described in Item 3 above. This is due to the fact that (i) Firstvision Limited owns 100% by vote and value of Smart Live and (ii) Firestone Investments Limited owns 100% by vote and value of Polar Light. Firstvision Limited is owned 100% by vote and value by The Scott Zhu Trust and Firestone Investments Limited is owned 100% by vote and value by the L&C Family Trust. Credit Suisse Trust Limited acts as the trustee for each of (i) The Scott Zhu Trust and (i) The The L&C Family Trust. Hence, the ADRs of the Issuer may be regarded as being beneficially owned by the reporting persons. According to the reporting persons' knowledge, Smart Live and Polar Light each agreed to purchase the ADRs of the Issuer referenced in Item 3 above from Aurec Capital because these entities believe that the ADRs represented and continue to represent an attractive investment.
Except as set forth in this Schedule 13D, the reporting persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
(a) As of the date hereof, Firstvision Limited and Credit Suisse Trust Limited as trustee for The Scott Zhu Trust, each beneficially owns, in the aggregate, 12,210,877 Ordinary Shares, consisting of (i) 9,273,393 Ordinary Shares, (ii) 2,859,775 ADRs and (iii) 155,418 Ordinary Shares of the Issuer held by China Cast, of which each of Smart Live and Polar Light owns 50% of the equity interest. The beneficially owned Ordinary Shares represent, in the aggregate, approximately 19.87% of the total number of outstanding Ordinary Shares of the Issuer.
As of the date hereof, Firestone Investments Limited and Credit Suisse Trust Limited as trustee for The L&C Family Trust, each beneficially owns, in the aggregate, 12,463,478 Ordinary Shares, consisting of (i) 9,273,393 Ordinary Shares, (ii) 3,112,376 ADRs and (iii) 155,418 Ordinary Shares of the Issuer held by China Cast, of which each of Polar Light and Smart Live owns 50% of the equity interest. The beneficially owned Ordinary Shares represent, in the aggregate, approximately 20.28% of the total number of outstanding Ordinary Shares of the Issuer.
The percentages reported in this Schedule 13D are based upon the 60,297,192 Ordinary Shares of the Issuer that were issued and outstanding as of March 31, 2017 (as disclosed in the Issuer's current report on Form 20-K filed with the SEC on April 21, 2017).
(b)
	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
Firstvision Limited	12,210,877	19.87%	12,133,168	155,418	12,133,168	155,418
Credit Suisse Trust Limited as trustee for The Scott Zhu Trust	12,210,877	19.87%	12,133,168	155,418	12,133,168	155,418
Firestone Investments Limited	12,463,478	20.28%	12,385,769	155,418	12,385,769	155,418
Credit Suisse Trust Limited as trustee for The L&C Family Trust	12,463,478	20.28%	12,385,769	155,418	12,385,769	155,418
(c) See Item 3 above.
(d) Not applicable.
(e) Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Share Purchase Agreements
The Smart Live SPA provides that Aurec Capital sells to Smart Live an aggregate amount of 1,709,775 ADRs of the Issuer for an aggregate consideration of US$3,077,595.00 in cash, representing a per ADR price of US$1.80.
The Polar Light SPA provides that Aurec Capital sells to Polar Light an aggregate amount of 1,709,776 ADRs of the Issuer for an aggregate consideration of US$3,077,596.80 in cash, representing a per ADR price of US$1.80.
Item 7.  Material to Be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement, dated May 4, 2017, by and among the reporting persons.
Exhibit 99.2
Share Purchase Agreement, dated April 25, 2017, between Smart Live and Aurec Capital (filed as an exhibit to Amendment No. 1 to Schedule 13D filed by Smart Live and Mr. Zhu with the SEC on May 4, 2017 in relation to the Ordinary Shares of the Issuer and incorporated herein by reference).

Exhibit 99.3
Share Purchase Agreement, dated April 25, 2017, between Polar Light and Aurec Capital (filed as an exhibit to Amendment No. 1 to Schedule 13D filed by Polar Light and Mr. Lu with the SEC on May 4, 2017 in relation to the Ordinary Shares of the Issuer and incorporated herein by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 4, 2017

FIRSTVISION LIMITED

/s/ Bukit Merah Limited
Bukit Merah Limited Corporate Director

CREDIT SUISSE TRUST LIMITED AS TRUSTEE FOR THE SCOTT ZHU TRUST

/s/ Valerie Wong Siew Keng
Valerie Wong Siew Keng

/s/ Koh Bee Eng
Koh Bee Eng Authorised Signatories

FIRESTONE INVESTMENT LIMITED

/s/ Bukit Merah Limited
Bukit Merah Limited Corporate Director

CREDIT SUISSE TRUST LIMITED AS TRUSTEE FOR THE L&C FAMILY TRUST

/s/ Valerie Wong Siew Keng
Valerie Wong Siew Keng

/s/ Koh Bee Eng
Koh Bee Eng Authorised Signatories

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated May 4, 2017, by and among the reporting persons.
Exhibit 99.2
Share Purchase Agreement, dated April 25, 2017, between Smart Live and Aurec Capital (filed as an exhibit to Amendment No. 1 to Schedule 13D filed by Smart Live and Mr. Zhu with the SEC on May 4, 2017 in relation to the Ordinary Shares of the Issuer and incorporated herein by reference).

Exhibit 99.3
Share Purchase Agreement, dated April 25, 2017, between Polar Light and Aurec Capital (filed as an exhibit to Amendment No. 1 to Schedule 13D filed by Polar Light and Mr. Lu with the SEC on May 4, 2017 in relation to the Ordinary Shares of the Issuer and incorporated herein by reference).